Exhibit 99.1

Second Quarter Management’s Discussion and Analysis

August 15, 2012

“Sears”, “Sears Canada” or “the Company” refers to Sears Canada Inc. and its subsidiaries, together with its investment in joint venture interests.

This Quarterly Report to Shareholders (“Quarterly Report”) contains commentary from the Company’s management regarding strategy, operating results and financial position. Management is responsible for its accuracy, integrity and objectivity, and develops, maintains, and supports the necessary systems and controls to provide reasonable assurance as to the accuracy of the comments contained herein.

Management’s Discussion and Analysis (“MD&A”) included herein is current as of August 15, 2012 unless otherwise stated. The second quarter (“Q2”) unaudited results for fiscal 2012 and fiscal 2011 reflect the 13-week periods ended July 28, 2012 (“Q2 2012”) and July 30, 2011 (“Q2 2011”), respectively. The 2012 fiscal year refers to the 53-week period ended February 2, 2013 (“Fiscal 2012” or “2012”).

This Quarterly Report should be read in conjunction with the consolidated financial statements, and the notes to the consolidated financial statements for the 52-week period ended January 28, 2012 (“Fiscal 2011” or “2011”). The 2010 fiscal year refers to the 52-week period ended January 29, 2011 (“Fiscal 2010” or “2010”). These items are contained in the Company’s 2011 recast Annual Report, which can be obtained by contacting Sears Canada’s Corporate Communications department at 416-941-4428. The 2011 recast Annual Report has also been filed electronically with securities regulators in Canada through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and can be accessed on the SEDAR website at www.sedar.com. Additional information relating to the Company, including the Company’s Annual Information Form and Management Proxy Circular, is also available online at www.sedar.com. Information contained in, or otherwise accessible through, websites mentioned in this Quarterly Report and MD&A do not form a part of this document. All references in this Quarterly Report and MD&A to websites are inactive textual references only.

Unless otherwise indicated, all amounts are expressed in Canadian dollars.

Cautionary Statement Regarding Forward-Looking Information

Certain information in the Quarterly Report and in this MD&A is forward-looking and is subject to important risks and uncertainties. Forward-looking information concerns, among other things, the Company’s future financial performance, business strategy, plans, expectations, goals and objectives, and includes statements concerning possible or assumed future results set out under Section 1 “Company Performance”, Section 2 “Consolidated Financial Position, Liquidity and Capital Resources”, Section 3 “Financial Instruments”, Section 6 “Shareholders’ Equity” and Section 7 “Accounting Policies and Estimates”. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases, or statements that certain “endeavoured” actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although the Company believes that the estimates reflected in such forward-looking information are reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information and undue reliance should not be placed on such information.

Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the ability of the Company to successfully implement its cost reduction, productivity improvement and strategic initiatives and whether such initiatives will yield the expected benefits; the results achieved pursuant to the Company’s long-term marketing and servicing alliance with JPMorgan Chase Bank, N.A.; general economic conditions; competitive conditions in the businesses in which the Company participates; changes in consumer spending; seasonal weather patterns; customer preference toward product offerings; changes in the

Company’s relationship with its suppliers; interest rate fluctuations and other changes in funding costs; fluctuations in foreign currency exchange rates; the possibility of negative investment returns in the Company’s pension plan; the outcome of pending legal proceedings; and changes in laws, rules and regulations applicable to the Company. Information about these factors, other material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in preparing forward-looking information, may be found in this MD&A and in the Company’s 2011 recast Annual Report under Section 12 “Risks and Uncertainties” and elsewhere in the Company’s filings with securities regulators. The Company does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

2012 Second Quarter Highlights

For the 13 and 26-week periods ended July 28,

2012 and July 30, 2011 (unaudited)

									Year-to-Date
		% Chg 2012		Q2 2011	Year-to-Date		% Chg 2012 vs		2011
(in CAD millions, except per share amounts)	Q2 2012	vs 2011		(Recast)**	2012		2011		(Recast) **
Total revenue	$1,050.1	(8.5%	)	$1,147.7	$1,965.2		(8.2%	)	$2,140.2
Same store sales (%)*	(7.1% )			(5.8% )	(6.7%	)			(7.4% )
Adjusted EBITDA*	17.8	(40.7%	)	30.0	(12.3)		(259.7%	)	7.7
Net (loss) earnings	(9.8)	(4800.0%	)	(0.2)	83.2		276.3%		(47.2)
Basic net (loss) earnings per share	(0.10)	(100.0%	)	(0.00)	0.81		279.9%		(0.45)

				As at					As at
	As at	% Chg 2012		July 30, 2011	As at		% Chg 2012		January 28, 2012
(in CAD millions)	July 28, 2012	vs 2011		(Recast)**	July 28, 2012		vs 2011		(Recast)**
Cash and cash equivalents	$333.5	72.9%		$192.9	$333.5		(16.1%	)	$397.4
Inventories	847.2	(7.3%	)	913.5	847.2		2.8%		823.9
Total assets	2,632.5	(1.3%	)	2,667.1	2,632.5		(3.6%	)	2,730.7
Shareholders’ equity	1,166.8	(1.0%	)	1,178.5	1,166.8		6.8%		1,092.0

Common Share Market Information

(Toronto Stock Exchange - Trading Symbol SCC)

			Year-to-Date	Year-to-Date
	Q2 2012	Q2 2011	2012	2011
High	$13.73	$19.78	$14.24	$20.35
Low	$9.76	$15.27	$9.76	$15.27
Close	$10.16	$15.27	$10.16	$15.27
Average daily trading volume	16,694	45,750	12,239	31,612

*	Same store sales and Adjusted EBITDA are operating performance and non-IFRS measures, respectively. See Section 1e “Use of Non-IFRS Measures, Measures of Operating Performance, and Reconciliation of Net (Loss) Earnings to Adjusted EBITDA”.
**	Recast to reflect changes resulting from the retrospective application of the change in accounting policy related to the early adoption of the amendments to accounting standard “IAS 19 (Revised), Employee Benefits”.

•

Total revenue was $1,050.1 million in Q2 2012, a decrease of 8.5% compared to Q2 2011. The decrease is primarily attributable to sales declines in women’s apparel, Craftsman®, home décor and men’s wear. These decreases were partially offset by improved performance in major appliances and mattresses.

•	Same store sales for Q2 2012 decreased 7.1% from the same period last year.

•	Cost management generated operating expense reductions of $34.5 million in Q2 2012 and $58.9 million in the first half of 2012 compared to the same periods in Fiscal 2011.

•	The Company continued to progress on its transformation, having executed the following initiatives in Q2 2012:

•

Renewal of the Company’s commitment to customer service, including rolling out training and employee recognition programs to customer-facing associates across Canada and introducing a new hassle-free return policy;

•	Launch of the summer LOOK! Report;

•	Unveiling of a new, refreshed store concept in four Ontario locations: Barrie, Belleville, Newmarket and the Lime Ridge Mall in Hamilton;

•	Official launch of “The Baby’s Room” in 116 Sears stores across Canada; and

•	Relocation of the 78,000 sq. ft. Sears Home store at the Pinecrest Shopping Centre in Ottawa.

•	Operating net earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) in Q2 2012 was $17.8 million compared to $30.0 million in Q2 2011.

•	Basic net loss per share was ($0.10) compared to a basic net loss per common share of ($0.00) for the same period last year.

•

The Company’s balance sheet continues to be strong with total cash and cash equivalents of $333.5 million and no cash drawings on the $800.0 million senior secured revolving credit facility (the “Credit Facility”) as at July 28, 2012. Availability under the Credit Facility was $544.7 million as at July 28, 2012.

Management’s Discussion and Analysis

1. COMPANY PERFORMANCE

a. Operations

The Company’s operations are focused on merchandising and include the sale of goods and services through the Company’s Retail channels, which include its Full-line, Sears Home, Hometown Dealer, Outlet, Appliances and Mattresses, Corbeil Electrique Inc. (“Corbeil”) stores, and its Direct (catalogue/internet) channel. It also includes service revenue related to product repair and home improvement. Commission revenues include insurance and performance payments received from JPMorgan Chase under the Company’s long-term credit card marketing and servicing alliance with JPMorgan Chase. The Company has partnered with Thomas Cook Canada Inc. (“Thomas Cook”) in a multi-year licensing arrangement, under which Thomas Cook manages the day-to-day operations of all Sears Travel offices and provides commissions to the Company. Licensee fee revenues are comprised of payments received from licensees that operate within the Company’s stores. The Company is a party to a number of joint ventures which have been classified as jointly controlled entities for financial reporting purposes. These joint ventures are jointly controlled by the venturers who are entitled to a share of the joint ventures’ income or loss.

As at the dates noted below, the Company’s locations were distributed across the country as follows:

						As at	As at	As at
						July 28, 2012	January 28, 2012	July 30, 2011
	Atlantic	Québec	Ontario	Prairies	Pacific	Total	Total	Total
Full-line Department stores	12	27	46	22	15	122	122	122
Sears Home stores	2	12	19	10	5	48	48	48
Outlet stores	1	1	6	1	2	11	11	11
Specialty type: Appliances and Mattresses stores	—	—	3	1	—	4	4	4

Corporate stores	15	40	74	34	22	185	185	185

Hometown Dealer stores	53	33	64	77	49	276	285	280

Sears Home Services Showrooms	1	3	5	1	2	12	13	13

Corbeil Franchise stores	—	16	2	—	—	18	19	19
Corbeil Corporate stores	—	11	1	—	—	12	11	11

Corbeil	—	27	3	—	—	30	30	30

Sears Floor Covering Centres	—	1	3	1	3	8	17	19

Travel offices	7	21	44	18	14	104	108	108

Catalogue merchandise pick-up locations	227	364	446	390	152	1,579	1,734	1,771

b. Strategic Initiatives

During the second quarter of Fiscal 2012, Sears Canada continued to make progress on its three-year Transformation strategy the Company introduced in 2011.

The five elements of the strategy are as follows:

1.	Build the core: Implementing fundamental merchandise category plans to seek to ensure that the right products and services are being offered in categories where the Company has a strong competitive position with Canadians, such as major appliances and mattresses;

2.	Be customer driven: More fully and effectively utilizing our customer database to develop our merchandising and marketing strategies;

3.	Get value right: Demonstrating a competitive value equation where our everyday price is more competitive, our promotions are well understood and balanced, our quality is superior and our service is dependable;

4.	Operate the best formats: We are a multi-format retailer, operating in many different markets. We are working to align our category strengths with the market and to create more value from our trading strategies with retail concepts aligned to customer needs, including developing separate tactical approaches for our Full-line Department stores, Sears Home stores, Hometown Dealer stores, and Corbeil stores; and

5.	Organize the right talent and create a winning attitude: Maintaining a strong leadership team supported by loyal and dedicated associates who are committed to the implementation of our transformation strategy.

In the second quarter of Fiscal 2012, the Company undertook the following key actions in furtherance of the transformation strategy.

Build the core

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Introduced “The Baby’s Room”, the new nursery equipment and infant accessories department, part of the Kids Room children’s area, organized into five categories that are clearly identified: nursery, travel, activity, feeding and gifting. The Baby’s Room is designed to reinforce Sears as a leading retailer of products to help new parents. The launch was supported by two special events: in May 2012 Sears held a vendor tradeshow to ‘baby-train’ store associates from across Canada, and on June 1, 2012, a public launch was held in Toronto featuring a seminar by parenting expert Nanny Robina; and

•

Improved the processes by which we plan, buy, support and flow merchandise with the implementation of the Merchandising Team Integration initiative, designed to map out detailed processes, clearly define roles and responsibilities of our merchant and Merchandising, Planning, and Allocation teams, and foster collaboration across our operations.

Be customer driven

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Sears Financial announced it is waiving the 2.5% foreign currency transaction charge on purchases made using the Sears FinancialTM MasterCard and Sears FinancialTM VoyageTM MasterCard. The move is also a part of the renewed company-wide commitment to do more for Sears customers including the 65% of Canadians shopping and travelling abroad, annually.

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Published the second edition of the LOOK! Report focused on summer fashions, beauty and lifestyle looks, with high-profile launches in Sears stores at the Halifax Shopping Centre, les Galeries d’Anjou in Montreal and Yorkdale Shopping Centre in Toronto along with some smaller local customer events in Port Coquitlam, B.C., Edmonton Southgate, Winnipeg Polo Park, Sarnia, Ontario, Montreal Pointe Claire, and the Toronto Eaton Centre.

Get value right

•

Introduced a hassle-free return policy that includes a satisfaction guarantee with every purchase: if not completely satisfied, customers can now exchange or return almost all products within 30 days, or 90 days if they use their Sears Financial credit cards.

Operate the best formats

•

Unveiled a new, refreshed store concept in four Ontario locations: Barrie, Belleville, Newmarket and the Lime Ridge Mall in Hamilton with the objective being to create a showcase for product. The redesign featured improved presentation elements that better emphasized merchandise, wider aisles, less clutter, streamlined offerings with new brands and a blend of items priced at both everyday value and at sale prices. The Company prioritized its investment in those businesses it has identified as core categories such as major appliances, mattresses, kitchen, children’s wear, men’s dresswear, and women’s modern shop;

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Opened the first of four Corbeil Appliances stores planned for the Greater Toronto Area with a 6,800 square foot store located in Vaughan, Ontario, dedicated to a range of mid-level to upper-level quality appliances coupled with exceptional kitchen design services. Three additional locations are set to open in Richmond Hill, Burlington, and Mississauga later in 2012;

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Unveiled the 78,000 sq. ft. relocated Sears Home store at the Pinecrest Shopping Centre in Ottawa. The 78,000 square foot store houses the largest major appliance and mattress shops of any Sears location, an expanded selection of accent furniture, chairs, and tables and the new line of furniture: Jane by Jane Lockhart, a celebrity Canadian designer; and

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Entered into an agreement to return to commercial real estate developer and landlord, Shape Properties (Deerfoot) Corp. and Deerfoot Equities Inc., the Sears store at Deerfoot Mall in Calgary for financial consideration of $5.0 million upon closing, with the transaction expected to close in October, 2012.

Organize the right talent and create a winning attitude

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Kicked off a renewed promise to provide exceptional customer service with Sears associates across the country signing a new customer service pledge and committing to do their best to do what is best for Sears customers every day. In preparation, Sears provided over 100,000 training hours to associates in stores, customer support centres and other service areas and reintroduced the Gold Badge program recognizing achievement of customer satisfaction at the store level across the country.

c. Corporate Social Responsibility

The following is a summary of the results of the Company’s corporate social responsibility investment during Q2 2012:

•	Supported over 300 local charity partners through its ‘Round Up Your Bill’ fund-raising campaigns in stores, including a week-long campaign in May;

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Furnished and decorated the 2012 ‘Maison Enfant Soleil’ in Sainte-Marthe-sur-le-Lac, Québec, which was the grand prize in a ticket raffle event in support of Opération Enfant Soleil. Opération Enfant Soleil is a major charity partner celebrating its 25th year in Québec. It is committed to raising funds for the development of high-quality pediatrics;

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Held the quarterly “Gold Week” fundraiser in June, to raise money for the fight against childhood cancer. During Gold Week, Sears stores provided a point-of-sale opportunity for shoppers to support national pediatric cancer initiatives such as the Sears Childhood Cancer Fellowship. Stores across the country also engaged in local fundraising activities to help support the national Gold Week initiative;

•	Marked the 66th year of the Sears Drama Festival and celebrated the second year of the Sears Atlantic Drama Festival, each culminating with Showcase Finals in May;

•

Sponsored the 17th annual Sears Canadian High School Design Competition which aims to promote the study and awareness of various design disciplines in schools across Canada. The winning students and their entries were unveiled and celebrated at a reception at Toronto’s Design Exchange (DX) in May. The winning entries will also be presented ‘on the road’ in satellite physical and virtual exhibitions at select Sears stores across Canada;

•	Supported community flood relief efforts in Thunder Bay, Ontario in June; and

•	Began actively recruiting volunteers and participants for both the Sears Great Canadian Run and Sears National Kids Cancer Ride to benefit Sears fight against childhood cancer.

“Live Green” Initiatives

The Company conducts its operations with a commitment to achieving success at the economic, social and environmental levels. The Company continues to build upon the following three-point plan on environmental sustainability:

1. Enable customers to “Live Green”, reduce their energy bills and create a healthy home;

2. Reduce the environmental impact of Sears Canada’s operations; and

3. Nurture a culture of sustainability among the Company’s associates, customers and the communities in which it operates.

Sears Canada continued to focus on these three priorities by implementing the following initiatives:

In Q2 2012, the Company entered into a partnership with a sustainability software service provider to track and report carbon, energy and waste data across its stores and facilities to understand the current environmental impact and work to reduce the Company’s future consumption.

In Q2 2012, Sears was named the 2012 ENERGY STAR® Retailer of the Year by Natural Resources Canada. This is the fifth consecutive year that Sears has received this prestigious award from the Government of Canada for our leadership in promoting energy efficiency. Sears continues to offer the largest selection of ENERGY STAR qualified products in Canada, helping customers save money in the face of rising energy prices.

d. Quarterly Performance

The Company’s operations are seasonal in nature. Accordingly, merchandise and service revenue, as well as performance payments received from JPMorgan Chase, referred to as commission revenue, will vary by quarter based upon consumer spending behaviour. Historically, the Company’s revenue and earnings are higher in the fourth quarter than in any of the other three quarters due to the holiday season. The Company is able to adjust certain variable costs in response to seasonal revenue patterns; however, costs such as occupancy are fixed, causing the Company to report a disproportionate level of earnings in the fourth quarter. Other factors that affect the Company’s sales and financial performance include actions by its competitors, timing of its promotional events, and changes in population and other demographics. Accordingly, the Company’s results for any one fiscal quarter are not necessarily indicative of the results to be expected for any other quarter, or the full year, and comparable store sales for any particular period may increase or decrease.

The table below outlines select financial data for the eight most recently completed quarters. The quarterly results are unaudited and have been prepared under International Financial Reporting Standards (“IFRS”).

	Second Quarter		Third Quarter		Fourth Quarter		First Quarter
		2011	2011	2010	2011	2010		2011
(in CAD millions, except per share amounts)	2012	Recast*	Recast*	Recast*	Recast*	Recast*	2012	Recast*
Total revenue	$1,050.1	$1,147.7	$1,113.1	$1,198.6	$1,365.9	$1,459.4	$915.1	$992.5

Net (loss) earnings	$(9.8)	$(0.2)	$(44.1)	$23.3	$41.1	$85.2	$93.1	$(47.0)

Basic net (loss) earnings per share	$(0.10)	$(0.00)	$(0.42)	$0.21	$0.39	$0.79	$0.91	$(0.45)

Diluted net (loss) earnings per share	$(0.10)	$(0.00)	$(0.42)	$0.21	$0.39	$0.79	$0.91	$(0.45)

*	Recast to reflect changes resulting from the retrospective application of the change in accounting policy related to the early adoption of the amendments to accounting standard "IAS 19 (Revised), Employee Benefits".

e. Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net (Loss) Earnings to Adjusted EBITDA

Management uses IFRS, non-IFRS and operating performance measures as key performance indicators to better assess the Company’s underlying performance and provides this additional information in this MD&A so that readers may do the same.

Same store sales is a measure of operating performance used by management, the retail industry and investors to compare retail operations, excluding the impact of store openings and closures. Same store sales represents merchandise sales generated through operations in the Company’s Full-line, Sears Home, Hometown Dealer and Corbeil stores that were continuously open during both of the periods being compared. More specifically, the same store sales metric compares the same calendar weeks for each period and represents the 13- and 26-week periods ended July 28, 2012 and July 30, 2011. The calculation of same store sales is a performance metric and may be impacted by store space expansion and contraction.

Adjusted EBITDA is a non-IFRS measure and excludes finance costs, interest income, share of income or loss from joint ventures, income tax expense or recovery, depreciation and amortization and income or expenses of a non-recurring, unusual or one-time nature. Adjusted EBITDA is a measure used by management, the retail industry and investors as an indicator of the Company’s operating performance, ability to incur and service debt, and as a valuation metric. The Company uses Adjusted EBITDA to evaluate the operating performance of our business as well as executive compensation metrics. While Adjusted EBITDA is a non-IFRS measurement, management believes that it is an important indicator of operating performance because it excludes the effect of financing and investing activities by eliminating the effects of interest and depreciation and removes the impact of certain non-recurring items that are not indicative of our ongoing operating performance. Therefore, management believes Adjusted EBITDA gives investors greater transparency in assessing our results of operations.

These measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other reporting issuers. Adjusted EBITDA should not be considered in isolation or as an alternative to measures prepared in accordance with IFRS.

A reconciliation of the Company’s net earnings to Adjusted EBITDA is outlined in the following table:

	Second Quarter		Year-to-Date
		2011		2011
(in CAD millions, except per share amounts)	2012	(Recast)[2]	2012	(Recast)[2]
Net (loss) earnings	$(9.8)	$(0.2)	$83.2	$(47.2)

Gain on lease terminations[1]	—	—	(164.3)	—
Accelerated tenant inducement amortization[5]	(2.0)	—	(2.0)	—
Lease exit costs[4]	1.4	—	1.4
Depreciation and amortization expense	28.3	29.2	57.1	57.8
Finance costs	4.2	2.8	8.2	9.6
Interest income	(2.3)	(0.3)	(2.8)	(0.9)
Share of income from joint ventures	(2.9)	(3.5)	(6.4)	(5.4)
Income tax (recovery) expense	0.9	2.0	13.3	(6.2)

Adjusted EBITDA[3]	$17.8	$30.0	$(12.3)	$7.7

Basic net (loss) earnings per share	$(0.10)	$(0.00)	$0.81	$(0.45)

[1]	Gain on lease terminations represents the pre-tax gain on the early surrender and return of leases on three properties.
[2]

Recast to reflect the changes resulting from the retrospective application of the change in accounting policy related to the early adoption of the amendments to accounting standard “IAS 19 (Revised), Employee Benefits”.

[3]

Adjusted EBITDA is a measure used by management, the retail industry and investors as an indicator of the Company’s performance, ability to incur and service debt, and as a valuation metric. Adjusted EBITDA is a non-IFRS measure.

[4]	Lease exit costs represent costs incurred to exit the three properties referred to in footnote 1 above.
[5]	Accelerated tenant inducement amortization represents the accelerated amortization of lease inducements relating to the three properties referred to in footnote 1 above.

f. Consolidated Financial Results

	Second Quarter				Year-to-Date
		% Chg 2012		2011		% Chg 2012
(in CAD millions)	2012	vs 2011		(Recast)*	2012	vs 2011		2011
Revenue	$1,050.1	(8.5%	)	$1,147.7	$1,965.2	(8.2%	)	$2,140.2
Cost of goods and services sold	662.6	(7.3%	)	715.0	1,243.0	(7.3%	)	1,340.4

Selling, administrative and other expenses	397.4	(8.0%	)	431.9	791.0	(6.9%	)	849.9

Operating (loss) earnings	(9.9)	(1337.5%	)	0.8	(68.8)	(37.3%	)	(50.1)

Gain on lease terminations	—	0.0%		—	164.3	100.0%		—
Finance costs	4.2	50.0%		2.8	8.2	(14.6%	)	9.6
Interest income	2.3	666.7%		0.3	2.8	211.1%		0.9
Share of income from joint ventures	2.9	(17.1%	)	3.5	6.4	18.5%		5.4

(Loss) earnings before income taxes	(8.9)	(594.4%	)	1.8	96.5	280.7%		(53.4)

Income tax (expense) recovery	(0.9)	50.0%		(2.0)	(13.3)	(314.5%	)	6.2

Net (loss) earnings	$(9.8)	(4800.0%	)	$(0.2)	$83.2	276.3%		$(47.2)

*	Recast to reflect changes resulting from the retrospective application of the change in accounting policy related to the early adoption of the amendments to accounting standard “IAS 19 (Revised), Employee Benefits”.

Total revenue decreased by 8.5% to $1,050.1 million in Q2 2012, and decreased 8.2% to $1,965.2 million year-to-date, as compared to the same periods in Fiscal 2011. Same store sales declined 7.1% for Q2 2012 and 6.7% for the first half of Fiscal 2012. The decrease in Q2 2012 and Fiscal 2012 year-to-date was primarily attributable to sales declines in women’s apparel, Craftsman®, home décor and men’s wear, and was partially offset by improved performance in major appliances and mattresses.

The Q2 2012 and Fiscal 2012 year-to-date revenue decline in women’s apparel was mainly attributable to lower promotional and clearance sales in Jessica® and Tradition® private label brands and decreased sales in modern contemporary brands due to a shifting in the brand assortment. The Q2 2012 and Fiscal 2012 year-to-date revenue decline in men’s wear was primarily due to lower promotional and clearance sales in casual wear and decreases in outerwear sales due to the warmer season compared to last year.

The Q2 2012 and Fiscal 2012 year-to-date Craftsman® revenue decreases were primarily attributable to sales declines in lawn, garden and hardware products due to a combination of heightened competition, as well as unseasonably warm weather impacting outdoor power sales. The Q2 2012 and Fiscal 2012 year-to-date home décor sales decreases were primarily due to declines in bedroom and bath products and window coverings sales.

The Company’s initial transformation strategy investments in refreshing full-line stores in Barrie, Belleville, Hamilton and Newmarket, as well as the Home Store in Pinecrest Shopping Centre in Ottawa, performed well during Q2 2012. The refreshed stores opened on May 25, 2012 and the Home Store in the Pinecrest Shopping Centre opened on June 23, 2012. The full-line stores were well received by customers and outperformed their respective region’s sales in Q2 2012 by 9.7%.

The Company experienced increased regular-priced weekday sales in Q2 2012 and Fiscal 2012 year-to-date compared to the same periods in Fiscal 2011, due primarily to the lowering of 5,000 prices which occurred in Q1 2012.

Cost of goods and services sold was 7.3% lower in Q2 2012 and in the first half of Fiscal 2012, as compared to the same periods in Fiscal 2011. This decrease is primarily attributable to lower sales volumes in women’s apparel, Craftsman®, home décor and men’s wear.

The Company’s gross profit rate was 36.9% in Q2 2012 compared to 37.7% in Q2 2011. Year-to-date gross profit was 36.7% for the first half of Fiscal 2012 compared to 37.4% in the first half of Fiscal 2011. The decline in Q2 2012 is due mainly to rate declines in electronics, jewellery, accessories, luggage, fitness and recreation. The decline for the first half of Fiscal 2012 is mainly due to rate declines in electronics, children’s wear, jewellery, accessories, luggage and footwear compared to the first half of Fiscal 2011.

Selling, administrative and other expenses including depreciation and amortization expense decreased by $34.5 million or 8.0% to $397.4 million in Q2 2012 and by $58.9 million or 6.9% to $791.0 million for Fiscal 2012 year-to-date compared to the same periods in Fiscal 2011. The decreases were primarily driven by reduced spending in advertising and payroll expenses. The decreases in advertising expense were primarily due to reductions in catalogue pages and circulation, fewer financial services marketing initiatives, decreases in retail advertising spend and the timing of catalogue production. The decreases in payroll expense for both periods were primarily attributable to headcount reductions that occurred in the latter part of Fiscal 2011.

Depreciation and amortization expense in Q2 2012 and Fiscal 2012 year-to-date was comparable to the depreciation and amortization expense for the same periods of Fiscal 2011.

On March 2, 2012, the Company entered into an agreement to surrender and terminate early the operating leases on three properties: Vancouver Pacific Centre, Chinook Centre (Calgary) and Rideau Centre (Ottawa). The Company was a long-term and important anchor tenant in the three properties, and the landlord approached the Company with a proposal to terminate early the three leases and vacate the premises in exchange for $170.0 million. The payment represents the amount the landlord was willing to pay for the right to redevelop the property based upon its analysis of the potential returns from redevelopment.

On the closing date, April 20, 2012, the Company received cash proceeds of $170.0 million for the surrender of the three leases, resulting in a pre-tax gain of $164.3 million for the 13-week period ended April 28, 2012, net of the de-recognition of leasehold improvements of $5.7 million. The Company will exit all three properties by October 31, 2012, and has no further financial obligation related to the transaction. Included in “Selling, administrative and other expenses” in the unaudited Condensed Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income for the 13-week period ended July 28, 2012 is $2.0 million of accelerated amortization on deferred lease inducements, partially offset by $1.4 million of exit costs relating to these three properties.

On June 20, 2012, the Company entered an agreement to surrender and terminate early the operating lease on its Deerfoot (Calgary) Full-line store. The landlord approached the Company with a proposal to terminate early the lease in exchange for cash proceeds of $5.0 million, subject to certain closing conditions, on the closing date of October 26, 2012, at which point the Company will vacate the premises. In Fiscal 2010, the Company incurred an impairment loss of $2.9 million relating to the property, plant and equipment at its Deerfoot property. As a result of the agreement and expected proceeds, the Company recorded an impairment loss reversal (net of accumulated amortization) of $2.1 million in “Selling, administrative and other expenses” during the 13 weeks ended July 28, 2012. An estimated pre-tax gain of $2.4 million, net of estimated costs to exit the property and de-recognition of assets, is expected to be recognized in Q3 2012. The Company is not currently actively marketing the sale of any other properties.

Finance costs in Q2 2012 increased by $1.4 million to $4.2 million, and decreased by $1.4 million to $8.2 million in the first half of Fiscal 2012, compared to the same periods last year. The quarter-over-quarter increase is due to interest incurred relating to a prior period tax re-assessment in Q2 2012. The year-to-date decrease is attributable to lower long-term debt levels compared to last year.

Interest income increased by $2.0 million to $2.3 million in Q2 2012 and increased by $1.9 million to $2.8 million for the first half of Fiscal 2012. The increase for both periods is primarily due to interest income of $1.6 million earned on deposits made to tax authorities, which are being refunded to the Company, and higher average levels of cash and cash equivalents.

Share of income from joint ventures decreased by $0.6 million or 17.1% to $2.9 million in Q2 2012 and increased by $1.0 million or 18.5% to $6.4 million in the first half of Fiscal 2012 compared to the same periods in last year. The quarter-over-quarter decrease is due to an increase in maintenance expense. The year-to-date increase is due to increases in joint venture revenues resulting from new tenants and lower interest from loan repayments compared to last year.

Income tax expense was $0.9 million in Q2 2012 compared to $2.0 million in Q2 2011 due to a lower taxable income and a non-comparable adjustment to deferred tax assets in Q2 2011. Income tax expense for the first half of Fiscal 2012 was $13.3 million compared to an income tax recovery of $6.2 million in the first half of Fiscal 2011 due to higher taxable earnings as a result of the gain recognized on the terminations of the leases at three properties in Q1 2012.

Adjusted EBITDA for Q2 2012 was $17.8 million compared to $30.0 million in Q2 2011, a decrease of $12.2 million. Adjusted EBITDA for the first half of Fiscal 2012 was ($12.3) million compared to $7.7 million for the same period last year. Adjusted EBITDA is a non-IFRS measure. Refer to section 1e for the “Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net (Loss) Earnings to Adjusted EBITDA” for a discussion of non-IFRS measures.

2. CONSOLIDATED FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

Current assets as at July 28, 2012 were $1,325.7 million compared to $1,369.5 as at January 28, 2012. The $43.8 million decrease in current assets is due primarily to the decrease in cash and cash equivalents of $63.9 million, the reduction of accounts receivable of $27.2 million, offset by an increase in inventory of $23.3 million and other current assets of $24.0 million.

Total cash and cash equivalents were $333.5 million as at July 28, 2012 compared to $397.4 million as at January 28, 2012. The decrease of $63.9 million or 16.1% is primarily attributable to net repayments of long-term obligations of $103.8 million, $102.3 million of cash flow used for operating activities and the purchase of $32.3 million in property, plant and equipment and intangible assets, partially offset by cash proceeds of $170.0 million from the early terminations of leases at three properties.

Inventories were $847.2 million as at July 28, 2012 compared to $823.9 million as at January 28, 2012. The $23.3 million increase was driven by the build-up of inventory for the fall season.

Total assets and liabilities as at the dates noted below were as follows:

(in CAD millions)	As at July 28, 2012	As at January 28, 2012 (Recast)*	As at July 30, 2011 (Recast)*
Total assets	$2,632.5	$2,730.7	$2,667.1

Total liabilities	$1,465.7	$1,638.7	$1,488.6

*	Recast to reflect changes resulting from the retrospective application of the change in accounting policy related to the early adoption of the amendments to accounting standard "IAS 19 (Revised), Employee Benefits".

Total assets at July 28, 2012 decreased by $98.2 million to $2,632.5 million compared to January 28, 2012, due primarily to decreases in cash and cash equivalents, receivables, property plant and equipment and other long-term assets, partially offset by higher levels of inventories. Total assets as at July 28, 2012 decreased by $34.6 million compared to July 30, 2011, due primarily to decreases in inventories, receivables, property plant and equipment and other long-term assets, partially offset by increases in cash and cash equivalents.

Total liabilities as at July 28, 2012 decreased by $173.0 million as compared to January 28, 2012 due primarily to lower long-term obligations, accounts payable and accrued liabilities, deferred revenue and provisions. Total liabilities as at July 28, 2012 decreased by $22.9 million compared to July 30, 2011, due primarily to lower accounts payable and accrued liabilities, deferred revenue, other long-term obligations and provisions, partially offset by an increase in retirement benefit obligations.

Cash flow (used for) generated from operating activities – Cash flow used for operating activities increased by $40.6 million for the 13-week period ended July 28, 2012 to $8.9 million compared to cash flow generated from operating activities of $31.7 million during the 13-week period ended July 30, 2011. The Company’s primary source of operating cash flow is the sale of goods and services to customers, while the primary use of cash in operations is the purchase of merchandise inventories. The decrease is primarily attributable to an unfavourable change in non-cash working capital, including accounts payable and accrued liabilities and inventories, offset by favourable changes in accounts receivable and a reduction in income tax payments.

Accounts payable and accrued liabilities decreased $44.9 million from January 28, 2012 and $93.4 million from July 30, 2011 to $531.9 million as at July 28, 2012, primarily due to timing of payments to vendors, a planned reduction in inventory receipts and the sale of the Cantrex operations at the beginning of Q2 2012.

Inventories increased by $23.3 million from January 28, 2012 to $847.2 million as at July 28, 2012 due to the seasonal build-up of fall inventory. Inventories decreased $66.3 million from July 30, 2011 to July 28, 2012 due to a planned reduction in inventory receipts and inventory actions taken on excess inventory in Q3 2011.

Accounts receivable decreased by $27.2 million from January 28, 2012 and $41.5 million from July 30, 2011 to $89.0 million as at July 28, 2012 primarily due to the sale of the Cantrex operations at the beginning of Q2 2012.

Cash flow (used for) generated from investing activities – Cash flow used for investing activities decreased by $4.9 million for the 13-week period ended July 28, 2012 to $10.5 million compared to cash flow used for investing activities of $15.4 million for the 13-week period ended July 30, 2011 primarily due to cash proceeds received from the sale of the Cantrex operations in Q2 2012 and an increase in dividends received from joint ventures in Q2 2012.

Cash flow used for financing activities – Cash flow used for financing activities decreased by $13.5 million to $8.7 million for the 13-week period ended July 28, 2012 compared to $22.2 million for the 13-week period ended July 30, 2011. The decrease is primarily due to a decrease in share repurchases compared to last year.

Contractual obligations

Contractual obligations, including payments due over the next five fiscal years and thereafter are shown in the following table:

		Contractual Cash Flow Maturities
(in CAD millions)	Carrying Amount	Total	Within 1 year	1 year to 3 years	3 years to 5 years	Beyond 5 years
Accounts payable and accrued liabilities	$531.9	$531.9	$531.9	$—	$—	$—
Long-term obligations including payments due within one year[1]	26.9	34.8	6.3	9.4	6.3	12.8
Operating lease obligations[2]	—	502.2	103.6	155.3	94.2	149.1
Royalties[2]	—	2.6	1.0	1.6	—	—
Retirement benefit plans obligations[3]	452.4	135.1	33.7	57.4	44.0	—

	$1,011.2	$1,206.6	$676.5	$223.7	$144.5	$161.9

[1]

Cash flow maturities related to long-term obligations, including payments due within one year, include annual interest on finance lease obligations at an average rate of 6.7%. The Company had no borrowings on the Credit Facility as at July 28, 2012.

[2]	Operating lease obligations and royalties are not reported on the unaudited Condensed Consolidated Statements of Financial Position.
[3]	Retirement benefit plan obligation payments are based on the Company’s most recent valuation, completed as at December 31, 2010.
[4]

Contractual obligations do not include the $54.7 million that the Company expects to pay tax authorities relating to disputed tax matters as disclosed in Note 17 “Income Taxes” of the Notes to the unaudited Condensed Consolidated Financial Statements.

Retirement benefit plans

The expense for the defined benefit, defined contribution and other benefit plans for the 13-week period ended July 28, 2012 was $2.5 million (2011: $2.0 million), $2.5 million (2011: $2.7 million) and $3.0 million (2011: $3.0 million), respectively. The expense for the defined benefit, defined contribution and other benefit plans for the 26-week period ended July 28, 2012 was $5.0 million (2011: $3.9 million), $4.7 million (2011: $5.3 million) and $6.1 million (2011: $6.1 million), respectively. Not included in total retirement benefit plans expense for the 13- and 26-week period are short-term disability payments of $1.8 million and $4.3 million (2011: $1.9 million and $4.3 million), respectively, that were paid from the other benefit plan. These expenses are included in “Selling, administrative and other expenses” in the unaudited Condensed Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income.

Total payments relating to cash contributed by the Company to its defined benefit, defined contribution and other benefit plans for the 13- and 26-week periods ended July 28, 2012 were $7.6 million (2011: $4.3 million) and $20 million (2011: $7.0 million), respectively.

Recast of financial statements due to adoption of IAS 19

The Company elected to early adopt the amendments to IAS 19 beginning January 29, 2012, with retrospective application to prior reporting periods. A description of the nature of the change in accounting policy and a summary of its impact to the Company’s unaudited Condensed Consolidated Financial Statements are included in Note 7.a. of this MD&A.

Capital resources

The Company’s capital expenditures, working capital needs, debt repayment and other financing needs are funded primarily through cash generated from operations. In selecting appropriate funding choices, the Company’s objective is to manage its capital structure in such a way as to diversify its funding sources, while minimizing its funding costs and risks. Sears expects to be able to satisfy all of its financing requirements through cash on hand, cash generated by operations and available credit facilities. The Company’s cost of funding is affected by a variety of general economic conditions, including the overall interest rate environment, as well as the Company’s financial performance, credit ratings and fluctuations of its credit spread over applicable reference rates.

In September 2010, the Company entered into a Credit Facility with a syndicate of lenders with a maturity date of September 10, 2015. As at July 28, 2012, the Company had no cash drawings on the Credit Facility and had $14.3 million of standby letters of credit outstanding. Availability under the Credit Facility was $544.7 million as at July 28, 2012 and is determined pursuant to a borrowing base formula. This availability may be reduced by reserves which may be applied by the lenders pursuant to the agreement. The Credit Facility is secured with a first lien on inventory and credit card receivables. The Credit Facility contains covenants, which are customary for facilities of this nature, and the Company was in compliance with all covenants as at July 28, 2012.

The Company regularly monitors its sources and uses of cash and its level of cash on hand, and considers the most effective use of cash on hand, including repayment of obligations, potential acquisitions, stock purchases and dividends.

As at July 28, 2012, outstanding letters of credit of U.S. $6.7 million were issued under the Company’s offshore merchandise purchasing program.

The Company’s corporate credit rating is influenced by the financial position of Sears Holdings, the Company’s controlling shareholder, and may not reflect the independent credit risk profile of Sears Canada. As at July 28, 2012, Sears Holdings corporate family credit rating was B3 under Moody’s Investors Services, Inc. and the Sears Holdings credit rating was CCC+ under Standard & Poor’s Financial Services LLC. These non-investment grade credit ratings may limit the Company’s future access to capital markets or adversely affect the Company’s cost of borrowing.

3. FINANCIAL INSTRUMENTS

The Company is exposed to credit, liquidity and market risk as a result of holding financial instruments. Market risk consists of foreign exchange and interest rate risk. See Note 14 “Financial instruments” of the Notes to the unaudited Condensed Consolidated Financial Statements for additional information.

Credit risk

Credit risk refers to the possibility that the Company can suffer financial losses due to the failure of the Company’s counterparties to meet their payment obligations. Exposure to credit risk exists for derivative instruments, cash and cash equivalents, accounts receivable and investments included in other long-term assets.

Cash and cash equivalents, accounts receivable, derivative financial assets and investments included in other long-term assets of $423.8 million as at July 28, 2012 (January 28, 2012: $514.9 million, July 30, 2011: $324.7 million) expose the Company to credit risk should the borrower default on maturity of the cash and cash equivalents, accounts receivable, derivative financial asset or investment. The Company manages its exposure to credit risk from cash and cash equivalents, derivative financial assets and investments included in other long-term assets through policies that require borrowers to have a minimum credit rating of A, and limiting investments with individual borrowers at maximum levels based on credit rating.

The Company is exposed to minimal credit risk from customers as a result of ongoing credit evaluations and review of accounts receivable collectability. As at July 28, 2012, approximately 19.0% (January 28, 2012: 26.5%, July 30, 2011: 29.9%) of the Company’s accounts receivable was due from one customer who was current on their account (January 28, 2012 and July 30, 2011: one customer who was current on their account).

Liquidity risk

Liquidity risk is the risk that the Company may not have cash available to satisfy financial liabilities as they come due. The Company actively maintains access to adequate funding sources to seek to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost.

Market risk

Market risk exists as a result of the potential for losses caused by changes in market factors such as foreign currency exchange rates, interest rates and commodity prices.

Foreign exchange risk

The Company may enter into foreign exchange contracts to reduce the foreign exchange risk with respect to U.S. dollar denominated assets and liabilities and purchases of goods or services.

•

As at July 28, 2012, there were no option contracts outstanding (January 28, 2012: no option contracts outstanding, July 30, 2011: notional value of option contracts outstanding was U.S. $181.0 million), and therefore, no derivative financial assets or liabilities were recognized in the unaudited Condensed Consolidated Statements of Financial Position (January 28, 2012: Nil, July 30, 2011: $9.8 million included in “Derivative financial liabilities”). The intrinsic value portion of derivatives is designated as a cash flow hedge for hedge accounting treatment under IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). Option contracts are intended to reduce the foreign exchange risk with respect to anticipated purchases of U.S. dollar denominated goods and services, including goods purchased for resale (“hedged item”).

•

As at July 28, 2012, there were no swap contracts outstanding (January 28, 2012: no swap contracts outstanding, July 30, 2011: notional value of swap contracts outstanding was U.S. $6.5 million), and therefore, no derivative financial assets nor derivative financial liabilities were recognized in the unaudited Condensed Consolidated Statements of Financial Position (January 28, 2012: Nil, July 30, 2011: less than $0.1 million included in “Derivative financial liabilities”). Swap contracts are intended to reduce the foreign exchange risk on U.S. dollar denominated short-term investments pledged as collateral for letter of credit obligations issued under the Company’s offshore merchandise purchasing program.

While the notional principal of outstanding financial instruments is not recorded on the unaudited Condensed Consolidated Statements of Financial Position, the fair value of any outstanding contracts is included in “Derivative financial assets” or “Derivative financial liabilities”, depending on the fair value, and classified as current or long-term, depending on the maturities of the outstanding contracts. Changes in the fair value of the designated portion of contracts are included in Other Comprehensive Income (“OCI”) for cash flow hedges, to the extent the designated portion of the hedges continue to be effective, with the ineffective portion included in “Selling, administrative and other expenses” in the unaudited Condensed Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income. Amounts previously included in OCI are reclassified to “Cost of goods and services sold” in the same period in which the hedged item impacts net (loss) earnings.

For the 13-and 26-week period ended July 28, 2012, the Company recorded a loss of $2.8 million and a loss of $1.0 million (2011: gain of $0.6 million and $3.2 million), respectively, relating to the translation or settlement of U.S. dollar denominated monetary items consisting of cash and cash equivalents, accounts receivable and accounts payable, excluding the reclassification from OCI of the gain (loss) on foreign exchange derivatives designated as cash flow hedges.

The period end exchange rate was 0.9956 U.S. dollar to Canadian dollar. A 10% appreciation or depreciation of the U.S. and/or the Canadian dollar exchange rate was determined to have an after tax impact on net (loss) earnings of $4.6 million for U.S. dollar denominated balances included in cash and cash equivalents, accounts receivable and accounts payable.

Interest rate risk

From time to time, the Company enters into interest rate swap contracts with approved financial institutions to manage exposure to interest rate risks. As at July 28, 2012, the Company had no interest rate swap contracts in place.

Interest rate risk reflects the sensitivity of the Company’s financial condition to movements in interest rates. Financial assets and liabilities which do not bear interest or bear interest at fixed rates are classified as non-interest rate sensitive.

Cash and cash equivalents and borrowings under the Credit Facility are subject to interest rate risk. The total subject to interest rate risk as at July 28, 2012 was a net asset of $334.8 million (January 28, 2012: net asset of $297.7 million, July 30, 2011: net asset of $192.3 million). An increase or decrease in interest rates of 0.25% would cause an immaterial after-tax impact on quarterly net (loss) earnings.

4. FUNDING COSTS

The funding costs for the Company in the first quarter and first half of each of Fiscal 2012 and Fiscal 2011 are outlined in the table below:

	Second Quarter		Year to Date
(in CAD millions)	2012	2011	2012	2011
Interest costs
Total long-term obligations at end of period*	$26.9	$32.5	$26.9	$32.5
Average long-term obligations for period	27.5	32.9	59.3	65.0
Long-term funding costs**	0.4	0.6	1.5	2.0
Average rate of long-term funding	5.8%	7.3%	5.1%	6.2%

*	Includes principal payments due within one year.
**	Excludes standby fee on the unused portion of the Credit Facility, amortization of debt issuance costs, and interest accrued related to uncertain tax positions.

The Company’s long-term obligations consist of fixed rate debt.

See Section 2 “Consolidated financial position, liquidity and capital resources” of this MD&A for a description of the Company’s funding sources.

5. RELATED PARTY TRANSACTIONS

As at August 16, 2012, Sears Holdings and its affiliates were the beneficial holders of 97,341,670 of the Company’s common shares, representing approximately 95.5% of the Company’s total outstanding common shares.

In the ordinary course of business, the Company and Sears Holdings periodically share selected services, associates, and tangible and intangible assets. Transactions between the Company and Sears Holdings are recorded either at fair market value or an appropriate allocation method that reflects the relative benefits derived from the shared service. See Section 5 “Related Party Transactions” and Note 27 “Related party transactions” of the 2011 recast Annual Report for a detailed description of these related party transactions.

6. SHAREHOLDERS’ EQUITY

As at August 16, 2012, the total number of common shares issued and outstanding of the Company were 102,512,532 (January 28, 2012: 102,748,295, July 30, 2011: 103,827,295) and there were 1,026 tandem award options outstanding under the Employees Stock Plan. See Section 7 “Profit Sharing and Stock-Based Compensation” of the Company’s 2011 recast Annual Report for a description of the Company’s equity-based compensation plans.

Capital Stock

On May 18, 2010, the Company filed a Normal Course Issuer Bid with the Toronto Stock Exchange (“TSX”) that permitted the Company to purchase for cancellation up to 5% of its issued and outstanding common shares (“2010 NCIB”). Under the 2010 NCIB, purchases were allowed to commence on May 25, 2010 and terminated on May 24, 2011. On May 24, 2011, the Company renewed the Normal Course Issuer Bid with the TSX for the period of May 25, 2011 to May 24, 2012 (“2011 NCIB”). Pursuant to the 2011 NCIB, the Company was permitted to purchase for cancellation up to 5% of its issued and outstanding common shares, equivalent to 5,268,599 common shares based on the common shares issued and outstanding as at May 9, 2011. The Company did not renew its NCIB subsequent to May 24, 2012.

During the 13- and 26-week periods ended July 28, 2012, 634,870 and 870,633 shares (2011: 1,544,700 and 1,589,800 shares) were purchased for $7.0 million and $9.8 million (2011: $27.7 million and $28.6 million), respectively, and were cancelled under the 2011 NCIB and 2010 NCIB. As at July 28, 2012, a total of 5,743,933 shares had been purchased for $94.9 million and cancelled under the 2011 NCIB and 2010 NCIB.

Shareholders may obtain, without charge, a copy of the Notice of NCIB that the Company filed with the TSX by contacting the Company at 416-941-4428 or home@sears.ca.

On May 17, 2012, the Company announced Sears Holdings’ plans to pursue a distribution, on a pro rata basis to its shareholders, of a portion of its holdings in the Company such that, immediately following the distribution, Sears Holdings would retain approximately 51% of the issued and outstanding shares of Sears Canada. The Company expects that the proposed distribution by Sears Holdings would, if completed, be anticipated to increase the public float and potentially the liquidity of the Company’s shares. In connection with the distribution, the Company has filed documents with the United States Securities and Exchange Commission (“SEC”).

7. ACCOUNTING POLICIES AND ESTIMATES

a. Changes in Accounting Policies

In Q1 2012, the Company elected to early adopt IAS 19 (Revised), Employee Benefits (“IAS 19”), which includes amendments to IAS 19, e.g. the elimination of the “corridor approach”, which previously allowed for the option to defer and amortize the recognition of actuarial gains and losses. The significant amendments to IAS 19 are as follows:

•	The “corridor approach” is to be replaced with full and immediate recognition of actuarial gain and loss remeasurements in OCI;

•	Retirement benefit costs are to consist of service costs, net interest and remeasurements, with remeasurements being recorded in OCI;

•	Past service costs are to be recognized immediately in the unaudited Consolidated Statements of Net (Loss) Earnings;

•

Expected returns on plan assets will no longer be recognized in profit or loss. Instead, interest income on plan assets, calculated using the discount rate used to measure the pension obligation, will be recognized in the unaudited Consolidated Statements of Net (Loss) Earnings;

•	Plan administration costs are to be expensed as incurred; and

•

Disclosures relating to retirement benefit plans will be enhanced and will include discussions on risk associated with each plan, an explanation of items recognized in the unaudited Condensed Consolidated Financial Statements and descriptions of the amount, timing and uncertainty on the Company’s future cash flow.

The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013 with early adoption permitted.

The amendments are required to be applied retrospectively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. In connection with the partial spin-off announced by Sears Holdings in Q2 2012, the Company was required to file a Registration Statement on Form 20-F with the SEC. As the Company adopted the amendments to IAS 19 in Q1 2012, the Company was required to retrospectively recast the adoption to its Annual Consolidated Financial Statements within the Form 20-F with the effect of recasting extended to the transition date of January 31, 2010. The Company has recast the assets and liabilities as at January 28, 2012, January 29, 2011 and January 31, 2010 and the income, expenses and cash flow for the 52-week periods ended January 28, 2012 and January 29, 2011. The impact to the opening Consolidated Statement of Financial Position as at January 31, 2010, and to the income, expenses and cash flow for the 52-week period ended January 29, 2011 are described in Note 2.26 of the recast 2011 Annual Consolidated Financial Statements. In addition, the Company recast its annual required disclosures to comply with the amendments to IAS 19 in Note 20 of the recast 2011 Annual Consolidated Financial Statements.

Recast of financial statement captions

A summary of the impact arising from the application of the change in accounting policy is as follows:

Consolidated Statements of Financial Position

	As at	As at	As at
(Increase (decrease) in CAD millions)	January 28, 2012	July 30, 2011	January 29, 2011
Retirement benefit asset	$(187.7)	$(189.0)	(197.4)
Retirement benefit liability	308.2	207.0	205.3
Net change to retirement benefit asset and liability	(495.9)	(396.0)	(402.7)

Deferred tax assets	84.0	67.6	32.7
Deferred tax liabilities	(43.6)	(34.4)	(71.0)
Net change to deferred tax assets and liabilities	127.6	102.0	103.7

Accumulated other comprehensive loss	(141.7)	(62.6)	(62.6)
Retained earnings	(226.6)	(231.4)	(236.4)

Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income

(Increase (decrease) in CAD millions, except per share amounts)	13-Week Period Ended July 28, 2012	13-Week Period Ended July 30, 2011	26-Week Period Ended July 28, 2012	26-Week Period Ended July 30, 2011	52-Week Period Ended January 28, 2012
Selling, administrative and other expenses	$(6.1)	$(3.3)	$(12.2)	$(6.6)	$(13.2)
Earnings before income taxes	6.1	3.3	12.2	6.6	13.2
Deferred income tax expense	1.6	0.8	3.2	1.6	3.4

Net earnings	4.5	2.5	9.0	5.0	9.8

Basic net earnings per share	$0.04	$0.02	$0.09	$0.05	$0.09
Diluted net earnings per share	$0.04	$0.02	$0.09	$0.05	$0.09

Other comprehensive income (loss)	1.3	—	1.3	—	(79.1)
Comprehensive income (loss)	5.8	2.5	10.3	5.0	(69.3)

Consolidated Statements of Cash Flows

(Increase (decrease) in CAD millions)	13-Week Period Ended July 28, 2012	13-Week Period Ended July 30, 2011	26-Week Period Ended July 28, 2012	26-Week Period Ended July 30, 2011	52-Week Period Ended January 28, 2012
Net earnings	$4.5	$2.5	$9.0	$5.0	$9.8
Retirement benefit plans expense	(6.1)	(3.3)	(12.2)	(6.6)	(13.2)
Income tax expense	1.6	0.8	3.2	1.6	3.4

Refer to the Company’s Fiscal 2012 first quarter unaudited Condensed Consolidated Financial Statements for additional disclosures relating to the early adoption of IAS 19.

2.4.2 IFRS 7, Financial Instruments: Disclosures (“IFRS 7”)

The International Accounting Standards Board (“IASB”) first amended IFRS 7 on October 7, 2010 to require additional disclosures regarding transfers of financial assets. These amendments are effective for annual periods beginning on or after July 1, 2011. The Company has adopted these amendments beginning January 29, 2012. These amendments do not impact the Company’s disclosures for the 13- and 26-week periods ended July 28, 2012.

3. Issued standards not yet adopted

The Company monitors the standard setting process for new standards issued by the IASB that the Company may be required to adopt in the future. Since the impact of a proposed standard may change during the review period, the Company does not comment publicly until the standard has been finalized and the effects have been determined.

On June 28, 2012, the IASB issued amendments to IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements and IFRS 12, Disclosure of Interests in Other Entities: Transition Guidance. The amendments clarify the transition guidance in IFRS 10 and also provide additional transition relief in IFRS 10, 11 and 12, limiting the requirement to provide adjusted comparative information to only the preceding comparative period. These amendments are effective for annual periods beginning on or after January 1, 2013, which is aligned with the effective date of IFRS 10, 11 and 12.

On December 16, 2011, the IASB issued amendments to three previously released standards. They are as follows:

IAS 32, Financial Instruments: Presentation (“IAS 32”)

The IASB amended IAS 32 to address inconsistencies in current practice in the application of offsetting criteria. The amendments provide clarification with respect to the meaning of ‘currently has a legally enforceable right of set-off’ and that some gross settlement systems may be considered equivalent to net settlement. These amendments are effective for annual periods beginning on or after January 1, 2014. The Company is currently assessing the impact of these amendments on the Company’s Consolidated Financial Statements and related note disclosures.

IFRS 7, Financial Instruments: Disclosures

On December 16, 2011, the IASB approved additional amendments to IFRS 7, which establishes disclosure requirements to help users better assess the effect or potential effect of offsetting arrangements on a company’s financial position. These amendments are effective for annual periods beginning on or after January 1, 2013. The Company will apply these amendments beginning the first quarter of its 2013 fiscal year and is currently assessing the impact on the Company’s disclosures.

IFRS 9, Financial Instruments (“IFRS 9”)

The IASB issued IFRS 9 on November 12, 2009, which will ultimately replace IAS 39. The replacement of IAS 39 is a three-phase project with the objective of improving and simplifying the reporting for financial instruments.

The first phase of the project provides guidance on the classification and measurement of financial assets. IFRS 9 was subsequently reissued on October 28, 2010, incorporating new requirements on accounting for financial liabilities. On December 16, 2011, the IASB amended the mandatory effective date of IFRS 9 to fiscal years beginning on or after January 1, 2015. The amendment also provides relief from the requirement to recast comparative financial statements for the effect of applying IFRS 9. The Company is monitoring the impact of amendments to this standard and initial application of this IFRS is expected to impact the classification of a number of financial assets which will require disclosure in the financial statement notes.

On June 16, 2011, the IASB amended IAS 1 to require additional disclosures for items presented in OCI on a before-tax basis and requires items to be grouped and presented in OCI based on whether they are potentially reclassifiable to earnings or loss subsequently (i.e. items that may be reclassified and those that will not be reclassified to earnings or loss). These amendments are effective for annual periods beginning on or after July 1, 2012 and require full retrospective application. The Company will apply these amendments beginning the first quarter of its 2013 fiscal year and is currently assessing the impact to its Consolidated Financial Statements.

On May 12, 2011, the IASB issued four new standards, all of which are applicable to Annual Reporting periods beginning on or after January 1, 2013. The Company is currently assessing the impact of these standards on its Consolidated Financial Statements and related note disclosures. The following is a list and description of these standards:

IFRS 10, Consolidated Financial Statements (“IFRS 10”)

IFRS 10 establishes the standards for the presentation and preparation of Consolidated Financial Statements when an entity controls one or more entities;

IFRS 11, Joint Arrangements (“IFRS 11”)

IFRS 11 replaces IAS 31, Interests in Joint Ventures (“IAS 31”) and requires that a party in a joint arrangement assess its rights and obligations to determine the type of joint arrangement and account for those rights and obligations accordingly;

IFRS 12, Disclosure of Involvement with Other Entities (“IFRS 12”)

IFRS 12, along with IFRS 11 described above, replaces IAS 31. IFRS 12 requires the disclosure of information that enables users of financial statements to evaluate the nature of and the risks associated with, the entity’s interests in joint ventures and the impact of those interests on its financial position, financial performance and cash flow; and

IFRS 13, Fair Value Measurement (“IFRS 13”)

IFRS 13 provides guidance to improve consistency and comparability in fair value measurements and related disclosures through a ‘fair value hierarchy’. This standard applies when another IFRS requires or permits fair value measurements or disclosures. IFRS 13 does not apply for share-based payment transactions, leasing transactions and measurements that are similar to, but are not fair value.

b. Critical Accounting Estimates

In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

Critical judgments that management has made in the process of applying the Company’s accounting policies, key assumptions concerning the future and other key sources of estimation uncertainty that have the potential to materially impact the carrying amounts of assets and liabilities within the next financial year are described in Note 4 of the recast 2011 Annual Consolidated Financial Statements. The critical accounting judgments and key sources of estimation uncertainty used in the preparation of these Consolidated Financial Statements are consistent with those as described in Note 4 of the recast 2011 Annual Consolidated Financial Statements.

8. DISCLOSURE CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Management of the Company is responsible for establishing and maintaining a system of disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in the Company’s public disclosure documents is recorded, processed, summarized and reported on a timely basis and is communicated to the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

Management of the Company is also responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Internal control systems, regardless of superiority in design, have inherent limitations. Therefore, even those systems that have been determined to have been designed effectively can only provide reasonable assurance with respect to financial reporting and financial statement preparation.

Management of the Company has evaluated whether there were changes in the internal control over financial reporting during the period ended July 28, 2012 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting and has determined that no material changes occurred during this period.

9. RISKS AND UNCERTAINTIES

To stay competitive and relevant to our customers, significant initiatives in support of the Company’s strategic plan are underway for Fiscal 2012. These initiatives include improvements in business processes, advancements in information technology and other organizational changes. The achievement of strategic goals may be adversely affected by a wide range of factors, many of which are beyond the Company’s control. The inability to execute and integrate strategic plans could have a negative impact on the Company’s current operations, market reputation, customer satisfaction and financial position. The Company’s potential to implement and achieve its long-term strategic objectives is dependent on the achievement of these strategic plans and initiatives. There can be no assurance that such plans and initiatives will yield the expected results, either of which could cause the Company to fall short in achieving financial objectives and long-range goals.

Please also see Section 12 “Risks and Uncertainties” of the Company’s 2011 recast Annual Report for a detailed description of the risks and uncertainties faced by the Company.